Filed Pursuant to Rule 424(b)(3)
Registration No. 333-212428

PROSPECTUS SUPPLEMENT NO. 2

To Prospectus dated August 3, 2016

DRAGONWAVE INC.

$6.0 million in any combination of:

Up to 1,791,044 Class A Units
Consisting of One Common Share,
One Warrant to Purchase One Common Share
and Two Short-Term Warrants Each to Purchase One Common Share

and

Up to 1,791,044 Class B Units
Consisting of One Pre-Funded Warrant to Purchase One Common Share,
One Warrant to Purchase One Common Share
and Two Short-Term Warrants Each to Purchase One Common Share

This Prospectus Supplement No. 2 (this “Supplement”) amends and supplements the prospectus dated August 3, 2016 (as supplemented by Prospectus No. 1, the “Original Prospectus”), which forms a part of our Registration Statement on Form F-1 (File No. 333-212428).  We refer to the Original Prospectus as amended and supplemented to date as the “Prospectus.”

This Supplement is being filed to amend and supplement the information included in the Original Prospectus relating to the Short-Term Warrants (as defined in the Original Prospectus).  We have determined to reduce the exercise price of the Short-Term Warrants to $1.50 per share until the Short-Term Warrants expire pursuant to their terms on February 8, 2017.  All other terms of the Short-Term Warrants remain the same.

The foregoing summary of the Short-Term Warrants does not purport to be complete and is subject in its entirety to the detailed provisions of the form of Short-Term Warrant, which is incorporated by reference in its entirety into the Prospectus.

The Prospectus relates to our offering of up to $6.0 million in the aggregate of Class A Units and Class B Units.  Each Class A Unit consisted of one of our common shares, one Long-Term Warrant, and two Short-Term Warrants and were sold to investors in the offering at a price of $3.35 per unit. Each Class B Unit, which were sold to investors whose purchase of Class A Units would have resulted in their exceeding the 9.99% beneficial ownership limitation described in the Prospectus, consisted of one Pre-Funded Warrant, one Long-Term Warrant and two Short-Term Warrants and were sold to investors in the offering at a price of $3.34 per unit. The units were not issued or certificated. The common shares or the Pre-Funded Warrants and the Short-Term Warrants and the Long-Term Warrants were immediately separable and issued separately, but were purchased together in this offering. The Prospectus also relates to the common shares issuable on exercise of the warrants.

Rodman & Renshaw, a unit of H.C. Wainwright & Co., acted as sole book running manager in the offering.

Investing in our securities involves a high degree of risk. We refer you to the section entitled “Risk Factors” on page 9 of the Original Prospectus and under similar sections in the documents we incorporate by reference into the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Supplement or the Prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement No. 2 dated January 25, 2017